May 4, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-0308

Attention: Thomas Kluck, Branch Chief

RE:	Government Properties Income Trust
Amendment No. 1 to Registration Statement on Form S-11
File No. 333-157455
Filed April 6, 2009

Dear Mr. Kluck:

On behalf of Government Properties Income Trust (the “Company”), we are hereby responding to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 24, 2009 (the “Comment Letter”), in connection with the above-captioned registration statement.  Amendment No. 2 to such registration statement (as so amended, the “Registration Statement”) is being filed simultaneously with this response.  For the convenience of the Staff, we have also sent to you a paper copy of this letter and clean and marked copies of the Registration Statement, as well as marked copies of Exhibits 5.1, 8.1, 10.1, 10.3 and 10.4, which have been modified since the previous filing.

Your numbered comments with respect to the Registration Statement have been reproduced below in italicized text.  The Company’s responses thereto are set forth immediately following the reproduced comment to which it relates.

Summary Financial and Pro Forma Financial Information

Other Information, page 8

1.                                       We note your response to prior comment 3 of our letter dated March 20, 2009 and your revised disclosure.  It does not appear that you have demonstrated the usefulness of excluding interest expense.  Please advise or revise.  Reference is made to Item 10(e) of Regulations S-K and questions 8 and 15 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Company Response:  The Company has revised its disclosure on pages 8, 9 and 30 of the Registration Statement in response to the Staff’s comment.

Business, page 41

2.                                       We note your response to comment 22.  It does not appear that the appraisals obtained for the purposes of a loan should be disclosed as a value indicator as you have on page 46.  Please revise to remove that disclosure.

Company Response:  The Company has revised its disclosure on page 46 of the Registration Statement in response to the Staff’s comment.

3.                                       We note the additional disclosure on page 49 concerning the assignment of the government leases.  Please revise to clarify if there is any risk the novation agreements will not be executed by the government or that the government can reject the request.

Company Response:  The Company has revised its disclosure on page 50 of the Registration Statement in response to the Staff’s comment.

Our Management Agreements, page 59

4.                                       We note your response to comment 23.  Please revise to provide the estimates of fees receivable by RMR.  Also, we note the additional disclosure concerning the borrowing of funds.  To the extent estimable, please also provide the estimates of fees on a leveraged basis.

Company Response:  The Company has revised its disclosure on pages 5, 37, 61, 62 and 65 of the Registration Statement in response to the Staff’s comment.

5.                                       We note the revised disclosure that you are responsible to pay all expenses incurred by RMR on your behalf except for certain employees.  Please revise to clarify those employees that you are not responsible for.

Company Response:  The Company has revised its disclosure on page 62 of the Registration Statement in response to the Staff’s comment.

6.                                       We note your response to comment 24 that equity awards made by you to your managing trustees and other employees of RMR may be considered compensation paid to RMR.  Please revise to clarify that such awards are considered compensation to RMR.

Company Response:  Equity awards made by the Company to its Managing Trustees or other employees of RMR will not constitute compensation paid by the Company to RMR for tax or other reporting purposes.  Nonetheless, such equity awards may be perceived by the Company’s investors as the functional equivalent of additional compensation paid to RMR, and the Company has revised its disclosure on page 63 of the Registration Statement to clarify this.

Financial Statements

Unaudited Pro Forma Financial Statements

Notes to Unaudited Financial Statements

Statement of Income Adjustments

Adjustment H, page F-6

7.                                       We note your response to prior comment 36.  Please tell us and disclose in your filing the calculation of the interest expense reduction.

Company Response:  The reduction in interest expense has been calculated by multiplying the amount of principal repaid as a result of the offering by the interest rate and adjusting for the unused fee payable under the credit facility.  The Company has revised its disclosure on page F-6 of the Registration Statement in response to the Staff’s comment.

Exhibit 8.1

8.                                       We note that counsel has assumed that the reviewed documents will be executed, delivered, and adopted.  To the extent that the assumptions relate to documents the registrant is responsible for executing and delivering, such assumptions are not appropriate because those facts appear readily ascertainable by counsel.  Please have counsel revise the opinion to limit this assumption to parties other than the registrant.

Company Response:  Tax counsel has revised its draft tax opinion in response to the Staff’s comment. A clean and marked copy of the revised draft Exhibit 8.1 opinion from tax counsel is being furnished to the Staff supplementally.

9.                                       We note that “this opinion is intended solely for the benefit and use of the company.”  This limitation is not appropriate because investors must be able to rely upon the opinion.  Please have counsel revise to remove the noted limitation.

Company Response:  Tax counsel has revised its draft tax opinion in response to the Staff’s comment. A clean and marked copy of the revised draft Exhibit 8.1 opinion from tax counsel is being furnished to the Staff supplementally.

Exhibit 5.1

10.                                 We note from paragraph 5 on page 2 of your opinion that counsel assumes that upon issuance of any shares, the total number of shares will not exceed the total number of shares authorized.  It is not clear how you are able to assume a fact crucial to whether the shares to be issued are duly authorized.  Please explain or have counsel remove the noted assumption.

Company Response:  Counsel has removed the assumption regarding the total number of authorized shares in response to the Staff’s comment.  A clean and marked copy of the revised draft Exhibit 5.1 opinion is being furnished to the Staff supplementally.

11.                                 We note from paragraph 7 on page 3 that counsel assumes that the shares will not be issued in violation of any restriction or limitation contained in the Declaration of Trust.  Please tell us why counsel is unable to verify whether the shares will be issued in violation of this provision in the Declaration.  Alternatively, please provide a revised opinion that omits this assumption.

Company Response:  In response to the Staff’s comment, Counsel has clarified that the assumption is limited to the ownership and transfer restrictions in Article VII of the Amended and Restated Declaration of Trust that will be in effect upon the completion of the offering, which relate to the Company ‘s qualification as a REIT under the Internal Revenue Code.  Counsel has informed us that this assumption is commonly included in Exhibit 5.1 opinions for REITs because compliance with these provisions in a public offering could never be confirmed by counsel at the time that the opinion is issued.   A clean and marked copy of the revised draft Exhibit 5.1 opinion is being furnished to the Staff supplementally.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (617) 573-4859.

Very truly yours,

/s/ Margaret R. Cohen
Margaret R. Cohen
Enclosures